PIONEER INSTITUTIONAL MONEY MARKET FUND

                         (a series of Pioneer Trust IV)

                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3
                Class 1 Shares, Class 2 Shares and Class 3 Shares

         Each Class 1, Class 2 and Class 3 share of Pioneer Institutional Money Market Fund shall have the same relative rights and privileges and shall be subject to the same sales charges, fees and expenses, except as set forth below. The Board of Trustees may determine in the future that other distribution arrangements, allocations of expenses (whether ordinary or extraordinary) or services to be provided to a class of shares are appropriate and amend this Plan accordingly without the approval of shareholders of any class. Except as set forth in the Fund's prospectus, shares may be exchanged only for shares of the same class of another Pioneer mutual fund.

ARTICLE I. CLASS 1 SHARES

         Class 1 Shares are sold at net asset value per share without the imposition of an initial sales charge. Class 1 Shares are not subject to a contingent deferred sales charge ("CDSC") upon redemption regardless of the length of the period of time such shares are held. Class 1 Shares shall be entitled to the shareholder services set forth from time to time in the Fund's' prospectus with respect to Class 1 Shares. Class 1 Shares are not subject to fees payable under a distribution or other plan adopted pursuant to Rule 12b-1. Transfer agency fees are allocated to Class 1 Shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the Internal Revenue Service ("IRS") relating to the issuance of multiple classes of shares. Class 1 shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class 1 shares.

ARTICLE II. CLASS 2 SHARES

         Class 2 Shares are sold at net asset value per share without the imposition of an initial sales charge. Class 2 Shares are not subject to a CDSC upon redemption regardless of the length of the period of time such shares are held. Class 2 Shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Class 2 Shares. Class 2 Shares are subject to fees calculated as a stated percentage of the net assets attributable to Class 2 shares under the Class 2 Shareholder Services Plan as set forth in such Plan. The Class 2 Shareholders of the Fund have exclusive voting rights, if any, with respect to the Fund's Class 2 Shareholder Services Plan. Transfer agency fees are allocated to Class 2 Shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the IRS relating to the issuance of multiple classes of shares. Class 2 shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class 2 shares.

ARTICLE III. CLASS 3 SHARES

         Class 3 Shares are sold at net asset value per share without the imposition of an initial sales charge. Class 3 Shares are not subject to a CDSC upon redemption regardless of the length of the period of time such shares are held. Class 3 Shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Class 3 Shares. Class 3 Shares are subject to fees calculated as a stated percentage of the net assets attributable to Class 3 shares under the Class 3 Shareholder Services Plan as set forth in such Plan. The Class 3 Shareholders of the Fund have exclusive voting rights, if any, with respect to the Fund's Class 3 Shareholder Services Plan. Transfer agency fees are allocated to Class 3 Shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the IRS relating to the issuance of multiple classes of shares. Class 3 shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class 3 shares.

ARTICLE IV. APPROVAL BY BOARD OF TRUSTEES

         This Plan shall not take effect until it has been approved by the vote of a majority (or whatever greater percentage may, from time to time, be required under Rule 18f-3 under the Investment Company Act of 1940, as amended (the "Act")) of (a) all of the Trustees of the Fund, and (b) those of the Trustees who are not "interested persons" of the Fund, as such term may be from time to time defined under the Act.

ARTICLE V. AMENDMENTS

         No material amendment to the Plan shall be effective unless it is approved by the Board of Trustees in the same manner as is provided for approval of this Plan in Article IV.